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                           STI CLASSIC VARIABLE TRUST

                                3435 Stelzer Road
                              Columbus, Ohio 43219


May 4, 2005


 Via EDGAR Correspondence & Regular Mail
----------------------------------------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0901

Attention:        Mr. Jason Fox, Staff Accountant
                  Office of Disclosure & Review
                  U.S. Securities and Exchange Commission


Dear Mr. Fox:

On April 29,2005, we received via a conference call comments (the "Comments") to the Form N-CSR filed by the STI Classic Variable Trust (the "Trust") for the fiscal year ended December 31, 2004. You noted that "the comments were related to best practice" in the Form N-CSR filed by the Trust.

You requested the written responses to the Comments be filed via EDGAR correspondence within thirty days. This letter is intended to respond to the Comments on behalf of the Trust and makes reference to sections of the Trust's December 31, 2004 annual report as filed via EDGAR with the Securities and Exchange Commission (the "SEC") on March 2, 2005.

To assist you with your review, we have preceded each of our responses with the relative comment.

COMMENT 1: WITHIN THE MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE SECTION
(MDFP), INCLUDE A STATEMENT REFLECTING THAT THE RETURNS DO NOT INCLUDE THE CHARGES/EXPENSES OF THE INSURANCE PRODUCT AND IF THEY DID THEY WOULD BE LOWER.

Response:
--------

Although the presentation within the MDFP conforms to the disclosure requirements, Management has agreed to include the added language in future filings.


COMMENT 2: IN THE EXPENSE EXAMPLES, INCLUDE A STATEMENT REFLECTING THAT THE EXPENSES DO NOT INCLUDE THE CHARGES/EXPENSES OF THE INSURANCE PRODUCT AND IF THEY DID THEY WOULD BE HIGHER.


Response:
--------

Although the presentations within the expense examples conform to the disclosure requirements, Management has agreed to include the added language in future filings.

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In connection with the Comments, our responses thereto, and all future filings of Form N-CSR and Form N-Q, as appropriate, management of the Trust acknowledges that:

     - the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
     - comments from the staff of the SEC (the "Staff") or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
     - the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that this information will be of assistance. Please contact the undersigned at (614) 470-8071 with any questions.


Respectfully submitted,


Bryan Haft
Treasurer, STI Classic Variable Trust